SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 3)

COUNTRYWIDE FINANCIAL CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

222372104

(CUSIP Number)

Christopher F. Schultz, Esq.

Porzio Bromberg & Newman, P.C.

156 West 56th Street

New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7 for other parties to whom copies are to be sent.

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☐

CUSIP NO. 222372104	13D	PAGE 2 OF 9 PAGES

1	NAMES OF REPORTING PERSONS SRM GLOBAL FUND GENERAL PARTNER LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)(b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 14,235,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 14,235,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,235,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.44%
14	TYPE OF REPORTING PERSON (see instructions) CO

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CUSIP NO. 222372104	13D	PAGE 3 OF 9 PAGES

1	NAMES OF REPORTING PERSONS SRM GLOBAL MASTER FUND LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)(b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 14,235,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 14,235,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,235,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.44%
14	TYPE OF REPORTING PERSON (see instructions) PN

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CUSIP NO. 222372104	13D	PAGE 4 OF 9 PAGES

1	NAMES OF REPORTING PERSONS SRM FUND MANAGEMENT (CAYMAN) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)(b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 14,235,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 14,235,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,235,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.44%
14	TYPE OF REPORTING PERSON (see instructions) CO

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CUSIP NO. 222372104	13D	PAGE 5 OF 9 PAGES

1	NAMES OF REPORTING PERSONS JONATHAN WOOD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)(b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 14,235,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 14,235,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,235,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.44%
14	TYPE OF REPORTING PERSON (see instructions) IN

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The following items amend the information included in the Schedule 13D filed January 31, 2008 (as amended by Amendment No. 1 to Schedule 13D filed February 13, 2008, and Amendment No. 2 to Schedule 13D filed April 16, 2008, the “Prior Schedule 13D”), filed by (i) SRM Global Master Fund Limited Partnership (the “Master Fund”), an exempted limited partnership established in the Cayman Islands, which is principally engaged in making investments in a broad range of assets; (ii) SRM Global Fund General Partner Limited (the “General Partner”), an exempted company incorporated with limited liability in the Cayman Islands, which is principally engaged in the business of serving as the general partner of the Master Fund, (iii) SRM Fund Management (Cayman) Limited (the “Investment Manager”), an exempted company incorporated with limited liability in the Cayman Islands, which is principally engaged in the business of serving as the investment manager of the Master Fund with respect to the assets directly owned by the Master Fund and the Master Fund’s day-to-day operation; and (iv) Jonathan Wood, a director and principal of the Investment Manager (“Mr. Wood”; each, a “Reporting Person” and, collectively, the “Reporting Persons”), with respect to Countrywide Financial Corporation, a Delaware corporation (the “Issuer”). Certain capitalized terms used below and not defined have the meanings given them in the Prior Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended by adding the following:

Since the date of Amendment No. 2, the Master Fund has made open market sales of the Issuer’s common stock. As of June 27, 2008, the Master Fund directly beneficially owned 14,235,000 shares representing 2.44% of the outstanding common stock of the Issuer based on the total outstanding shares of common stock disclosed by the Issuer as of May 12, 2008. As disclosed in the Prior Schedule 13D, the Master Fund may continue to acquire or dispose common stock of the Issuer.

The General Partner is the general partner of the Master Fund and, accordingly, the General Partner has the power to cause the Master Fund to vote or to dispose of securities which that entity beneficially owns. The Investment Manager is the investment manager of the Master Fund and, accordingly, has the power to cause the Master Fund to vote or to dispose of securities which that entity beneficially owns. Mr. Wood, as a director and principal of the Investment Manager, has the power to direct the voting or the disposition of the Shares. Therefore, for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, the Reporting Persons may be deemed to have shared voting and dispositive power over a total of 14,235,000 Shares.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.

A list of transactions during the past 60 days relating to the Issuer’s securities is attached as Exhibit 1 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description
1	Transactions in Issuer’s Securities During Last 60 Days

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2008
(Date)

/s/ Philip Price
(Signature)
Name:	Philip Price
Title:	Authorized Signatory

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INDEX TO EXHIBITS

Exhibit Number	Description
1	Transactions in Issuer’s Securities During Last 60 Days

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EXHIBIT 1

Transactions in the Issuer’s Common Stock during the past 60 days. All sales were by the Master Fund in open market transactions.

Date	Quantity Sold	Price
24-Jun-08	7,500,000	4.5412
25-Jun-08	7,006,600	4.7701
26-Jun-08	12,745,924	4.3547
27-Jun-08	9,730,000	4.3856

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